Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Power Systems Hosts Visit from
President of China

For Immediate Release – September 17, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today hosted Chinese President, Hu Jintao, and his delegation for an official visit that included tours of Ballard’s research, development and manufacturing facilities and an opportunity to ride in a Ballard-powered Ford Focus fuel cell car.  The visit provided Ballard with an opportunity to showcase its technology and its manufacturing capability.

“We believe today’s meeting is an indication of how serious China is about the role hydrogen and fuel cell technology can play in meeting China’s energy and transportation needs,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.  “Robust economic growth, rapid urbanization and soaring demand for personal mobility in China is adversely affecting air quality and increasing China’s dependence on imported oil. Fuel cell technology is one of several ways in which China can address these challenges.  Ballard has been working with China’s Ministry of Science and Technology to explore possible areas of cooperation.  The visit today by President Hu Jintao reinforces China’s commitment to seeking sustainable development.”

To date, Ballard has provided three fuel cell powertrains to its partner and customer, DaimlerChrysler, to power three Mercedes Benz Citaro fuel cell buses that will enter revenue service in Beijing later this year.

“Ballard is honoured to be the only company in Canada to be visited by President Hu on his current trip,” said Mr. Campbell.  “We are excited to be exploring the opportunity to build a mutually beneficial relationship that allows us to leverage the unique opportunity created by the convergence of Ballard’s capabilities and China’s needs.”

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.  For further information, or to arrange an interview with a Ballard spokesperson, please contact Rebecca Young at 604-803-2184 or Michelle Cormack at 604-765-9904.